Federated Income Securities Trust

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 22, 2009

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED INSTITUTIONAL TRUST (“Registrant”)
Federated Institutional High Yield Bond Fund (“Fund”)
1933 Act File No. 33-54445
1940 Act File No. 811-7193

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 38 submitted via EDGAR on October 29, 2009.

Under separate cover, the Registrant has previously mailed to you a revised set of revisions to the Fund’s fee table, bar chart and average annual total return table in response to your global comments on Rule 485(a) filings submitted at the end of September 2009 for certain portfolios of Federated Fixed Income Securities, Inc., Federated Total Return Series, Inc. and Federated Equity Funds (“September Filings”).

Please note that the Registrant acknowledges your global disclosure comments as communicated in the September Filings as well as global disclosure comments communicated for the Fund and intends to comply with those comments as noted below.  Please note that the Registrant will bring to your attention promptly for discussion any disclosure matters in its Registration Statement which it believes may differ from those previously agreed upon changes.

Summary Section

1.  In accordance with your comment, Registrant will remove from the  Item 3 disclosure the following sentence: "While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this prospectus."

2.           Introductory Paragraph to the Fee Table:  In accordance with your comment, Registrant will delete the last sentence that includes cross-references to other prospectus sections that are not specific to more detail about breakpoints.

3.  Under “What are the Fund’s Main Investment Strategies,” in response to your comments:

a)           Registrant will revise the first sentence as follows:

“The Fund pursues its investment objective by investing primarily in a diversified portfolio of high yield corporate bonds (also known as “junk bonds”), including debt securities issued by U.S. or foreign businesses (including emerging markets).”

b)           the Registrant will add a parenthetical describing the types of derivatives in which the Fund can invest.  As revised, the final sentence will read:  “The Fund may invest in derivative contracts (such as, for example, futures contracts, option contracts, and swap contracts) to implement its investment strategies as more fully described in the Fund’s Prospectus.”

c)           the Registrant will add a final paragraph to the section to describe additional principal risks of the Fund’s investments as follows:

“The Fund’s investments are subject to credit risks, liquidity risks, risks associated with noninvestment-grade securities, risks related to the economy, interest rate risks, risks of foreign investing, currency risks, leverage risks, risks of emerging market countries and risks of investing in derivative contracts and hybrid instruments, each as are more fully described in the Fund’s Prospectus.”

4.  Under “What are the Main Risks of Investing in the Fund?,” in response to your comments, ”Risks Associated with  Noninvestment-grade Securities,” we note that it is our belief that any investment made with the goal of generating an investment return may be described as speculative. The subject disclosure identifies the increased risks of noninvestment-grade securities relative to investment-grade securities. We believe that the addition of the word “speculative” is misleading, as it suggests that the other asset class (i.e. investment-grade securities) is not speculative.

5.  Under “Fund Management,” in accordance with your comment to provide a specific title for the portfolio managers listed pursuant to Item 5(b) of Form N-1A, the Registrant has confirmed that “Portfolio Manager” or “Senior Portfolio Manager is the official designation used to describe the person(s) primarily responsible for day-to-day management of the Fund and is, therefore, an appropriate title pursuant to Item 5(b). Accordingly, the following language will be included:

“Mark E. Durbiano, Senior Portfolio Manager, has been the Fund’s portfolio manager since November 2002.”

6.  Under “Purchase and Sale of Fund Shares,” in accordance with your comment, the Fund will delete the final two sentences of the second paragraph.

Main Prospectus Section Comments:
“What are the Fund’s Investment Strategies?”

In response to your comments with respect to the Fund’s investment objective and disclosure related to the Fund’s non-fundamental “Names Rule” policy, respectively, please note:

a)           the Registrant confirms that the Fund’s investment objective, as disclosed in the first sentence of this section, is fundamental and may not be changed without shareholder approval.  Therefore, no additional disclosure is required pursuant to Item 9(a) of Form N-1A.

b)           the disclosure reflects a policy adopted by the Registrant’s Board of Trustees in accordance with the requirements of Rule 35d-1 (also called the “Names Rule”) which provides, in pertinent part, that a fund adopt “a policy to invest, under normal circumstances, at least 80% of the value of its Assets in the particular type of investments. . . suggested by the fund’s name.” We believe that the related disclosure satisfies the requirements of Rule 35d-1 and, in any event, can not be changed without a vote of the Trustees, as such disclosure reflects a non-fundamental policy of the Fund. (For additional background with respect to the use of the word “investments” in the Names Rule, please the Proposing and Adopting Releases issued in connection with the promulgation of that rule.)

If you have any questions, please do not hesitate to contact me at (412) 288-6340.

Very truly yours,

/s/ Seana N. Banks
Seana N. Banks
Paralegal